EXHIBIT 99.1

Brookfield Corporation Reports 21% Increase in Distributable Earnings to $4.3 billion

Invested $50 billion and Monetized $15 billion of Assets YTD

On Track to Achieve Record Inflows of Close to $150 billion in 2023

BROOKFIELD, NEWS, Aug. 10, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced financial results for the quarter ended June 30, 2023.

Nick Goodman, President of Brookfield Corporation, stated, “Financial performance was very strong during the second quarter, as our operations continued to generate stable and growing cash flows. Momentum continues to grow across the business; so far this year we have announced more than $50 billion of acquisitions, sold approximately $15 billion of assets, and are on track to achieve a record of close to $150 billion of inflows in 2023.”

He added, “We continue to differentiate our franchise with nearly $120 billion of liquidity, strong access to large scale capital, and our deep investment and operating expertise—all of which enables us to further scale our operations with the goal of having one of the largest pools of discretionary capital globally.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 21% compared to the prior year, after adjusting for the special distribution of 25% of our asset management business that we completed in December last year.

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Net income[1]	$1,512	$1,475	$2,696	$10,618
Distributable earnings before realizations[2,3]	1,013	1,009	4,316	3,881
– Adjusted for the special distribution[2,3,4]	1,013	881	4,078	3,381
– Per Brookfield share[2,3,4]	0.64	0.54	2.56	2.09
Distributable earnings[2,3]	1,187	1,186	5,205	4,911
– Per Brookfield share[2,3]	0.75	0.73	3.26	3.03

See endnotes on page 8.

Net income in the second quarter was $1.5 billion. DE before realizations were $1.0 billion for the quarter and $4.3 billion for the last twelve months (“LTM”). Both benefiting from the strong financial performance and resilient nature of our underlying businesses with the comparative period net income for the LTM including higher valuation gains.

Our asset management business benefited from another strong quarter of fundraising and deployment, increasing fee-related earnings by 16%, when excluding performance fees, compared to the prior year.

Our insurance solutions business delivered a very strong quarter as we continue to focus on expanding the investment returns of our existing assets by redeploying our short-duration investment portfolio into higher yielding assets.

Our operating businesses generated stable and recurring cash flows, reflecting the strong underlying fundamentals of our high-quality businesses. This was supported by the earnings growth across our renewable power & transition, infrastructure, and private equity businesses and same-store net operating income (“NOI”) growth in our real estate business.

During the quarter and over the LTM, earnings from realizations were $174 million and $889 million, respectively, with total DE for the quarter and LTM of $1.2 billion and $5.2 billion, respectively.

Regular Dividend Declaration

The Board declared a quarterly dividend for the Corporation of $0.07 per share, payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

DE before realizations were $1.0 billion for the quarter and $4.3 billion for the LTM, representing an increase of 21% over the prior year, after adjusting for the special distribution of 25% of our asset management business. Total DE for the quarter was $1.2 billion and $5.2 billion for the LTM.

Asset Management:

  Distributable earnings were $604 million in the quarter and $2.7 billion over the LTM.
  Fee-related earnings increased by 16%, when excluding performance fees, compared to the prior year.
  Fundraising momentum remains strong with inflows of $37 billion year to date and $74 billion for the LTM. Fee-bearing capital was $440 billion as of June 30, 2023, an increase of $48 billion or 12% over the LTM.
  Our fundraising efforts are expected to accelerate in the second half of this year which, when combined with insurance inflows, should allow us to raise a record of close to $150 billion of capital in 2023.

Insurance Solutions:

  Distributable operating earnings were $160 million in the quarter and $634 million over the LTM.
  During the quarter, spread earnings expanded by 20 bps with our average investment portfolio yield now 5.4% on approximately $45 billion of assets, about 220 bps higher than the average cost of capital.
  We remain on track to achieving annualized earnings from this business of $800 million by the end of 2023, with a further step change in earnings expected from the closes of Argo Group and the recently announced acquisition of American Equity Life. With these recently announced acquisitions, our Insurance Solutions business will grow to over $100 billion of assets and the earnings base to a stabilized run-rate of approximately $2 billion annually.

Operating Businesses:

  Distributable earnings were $397 million for the quarter and $1.5 billion over the LTM.
  Operating Funds from Operations within our renewable power & transition and infrastructure businesses increased by 23% over the LTM, supporting stable and growing cash distributions. Our private equity business continues to deliver resilient and high-quality cash flows.
  Strong leasing momentum within our real estate business drove NOI growth of 8% in our core portfolio compared to the prior year. Although cash flows continue to be impacted by interest rates in the near term, we have deep conviction in the value of our real estate portfolio over the long term.

Earnings from realizations of mature assets were $174 million for the quarter and $889 million for the LTM.

  Transacted on approximately $15 billion of asset sales during the first half of the year, bringing the total monetizations completed over the LTM to around $30 billion—all transacting at values higher than our IFRS carrying values, providing strong support for the carrying values of our investments and more than $20 billion of carried interest we forecast to realize into income over the next 10 years.
  Year to date, we have recognized $376 million of net realized carried interest into income and continue to see a path to realize over $500 million of net realized carried interest into income this year.
  Total accumulated unrealized carried interest now stands at $9.5 billion, representing an increase of $104 million during the quarter, net of carried interest realized into income.

We ended the quarter with nearly $120 billion of capital available to deploy into new investments.

  In addition to reinvesting back into our businesses, we returned $146 million to shareholders through regular dividends and share repurchases during the quarter. In the LTM, we have repurchased $536 million of Class A shares in the open market.
  We have significant group-wide liquidity of nearly $120 billion, which includes $34 billion of cash, financial assets and undrawn credit lines at the Corporation and our affiliates. Our balance sheet remains conservatively capitalized, with a weighted-average term of 13 years and modest maturities through to the end of 2024.
CONSOLIDATED BALANCE SHEETS
Unaudited (US$ millions)		June 30		December 31
		2023		2022
Assets
Cash and cash equivalents		$12,427		$14,396
Other financial assets		29,466		26,899
Accounts receivable and other		31,747		30,208
Inventory		13,006		12,843
Equity accounted investments		52,141		47,094
Investment properties		119,780		115,100
Property, plant and equipment		127,462		124,268
Intangible assets		41,217		38,411
Goodwill		32,329		28,662
Deferred income tax assets		3,559		3,403
Total Assets		$463,134		$441,284

Liabilities and Equity
Corporate borrowings		$13,068		$11,390
Accounts payable and other		60,016		57,941
Non-recourse borrowings		206,085		202,684
Subsidiary equity obligations		4,049		4,188
Deferred income tax liabilities		24,333		23,190
Equity
Non-controlling interests in net assets	$110,982		$98,138
Preferred equity	4,103		4,145
Common equity	40,498	155,583	39,608	141,891
Total Liabilities and Equity		$463,134		$441,284

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended June 30 (US$ millions, except per share amounts)	Three Months Ended		Six Months Ended
	2023	2022	2023	2022
Revenues	$23,668	$23,256	$46,965	$45,138
Direct costs[1]	(17,692)	(17,955)	(35,324)	(34,839)
Other income and gains	1,483	465	1,864	494
Equity accounted income	401	564	830	1,407
Interest expense
– Corporate borrowings	(154)	(124)	(290)	(241)
– Non-recourse borrowings
Same-store	(3,160)	(2,281)	(5,845)	(4,302)
Acquisitions, net of dispositions[2]	(299)	—	(782)	—
Upfinancings[2]	(151)	—	(460)	—
Corporate costs	(23)	(26)	(37)	(59)
Fair value changes	62	(397)	100	1,383
Depreciation and amortization	(2,214)	(1,886)	(4,402)	(3,697)
Income tax	(409)	(141)	(683)	(849)
Net income	$1,512	$1,475	$1,936	$4,435

Net income attributable to:
Brookfield shareholders	$81	$590	$201	$1,949
Non-controlling interests	1,431	885	1,735	2,486
	$1,512	$1,475	$1,936	$4,435

Net income per share
Diluted	$0.03	$0.34	$0.08	$1.16
Basic	0.03	0.35	0.08	1.20
  Direct costs exclude depreciation and amortization expenses disclosed above.
  Interest expense from acquisitions, net of dispositions, and upfinancings completed over the twelve months ended June 30, 2023.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Asset management	$604	$768	$2,721	$2,919

Insurance solutions	160	46	634	85

BEP	105	100	410	390
BIP	80	75	310	289
BBU	9	9	36	27
BPG	196	218	778	921
Other	7	(23)	(22)	(99)
Operating businesses	397	379	1,512	1,528

Corporate costs and other	(148)	(184)	(551)	(651)
Distributable earnings before realizations[1]	1,013	1,009	4,316	3,881
Realized carried interest, net	170	48	755	463
Disposition gains from principal investments	4	129	134	567
Distributable earnings[1]	$1,187	$1,186	$5,205	$4,911
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Net income	$1,512	$1,475	$2,696	$10,618
Financial statement components not included in DE:
Equity accounted fair value changes and other items	703	535	2,586	1,500
Fair value changes	(62)	397	2,260	(4,063)
Depreciation and amortization	2,214	1,886	8,388	7,053
Deferred income taxes	(151)	(189)	(288)	956
Non-controlling interests in the above items[1]	(3,127)	(2,857)	(10,574)	(11,100)
Realized disposition gains in fair value changes or prior periods	283	152	782	1,169
Less: total disposition gains	(416)	(197)	(1,196)	(1,232)
Less: realized carried interest, net	(170)	(48)	(755)	(463)
Cash retained in (returned from) businesses	227	(145)	417	(557)
Distributable earnings before realizations[2]	1,013	1,009	4,316	3,881
Realized carried interest, net[3]	170	48	755	463
Disposition gains from principal investments	4	129	134	567
Distributable earnings[2]	$1,187	$1,186	$5,205	$4,911
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting DE attributable to non-controlling interests, we are able to remove the portion of DE earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 8.
  Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

EARNINGS PER SHARE

Unaudited For the periods ended June 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2023	2022	2023	2022
Net income	$1,512	$1,475	$2,696	$10,618
Non-controlling interests	(1,431)	(885)	(2,388)	(6,754)
Net income attributable to shareholders	81	590	308	3,864
Preferred share dividends[1]	(41)	(37)	(158)	(147)
Dilutive effect of conversion of subsidiary preferred shares	—	—	—	(1)
Net income available to common shareholders	40	553	150	3,716
Dilutive impact of exchangeable shares of affiliate	—	1	—	5
Net income available to common shareholders including dilutive impact of exchangeable shares	$40	$554	$150	$3,721

Weighted average shares	1,564.0	1,564.4	1,568.3	1,562.3
Dilutive effect of conversion of options and escrowed shares using treasury stock method[2]and exchangeable shares of affiliate	14.4	52.7	16.2	58.6
Shares and share equivalents	1,578.4	1,617.1	1,584.5	1,620.9

Diluted earnings per share[3]	$0.03	$0.34	$0.09	$2.30
  Excludes dividends paid on perpetual subordinated notes of $2 million (2022 – $2 million) and $10 million (2022 – $9 million) for the three and twelve months ended June 30, 2023, which are recognized within net income.
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three and twelve months ended June 30, 2023, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and twelve months ended June 30, 2023, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2023 Second Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register.vevent.com/register/BIf5973af872c94d779ebaa4984cdb3e25. Upon registering, you will be emailed a dial-in number, and unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/w4ycvbgx. For those unable to participate in the Conference Call, the telephone replay will be archived and available until August 10, 2024. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/w4ycvbgx.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our insurance solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from principal investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and it includes realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis.

FFO consists of the following components:

  Operating FFO represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.
  Realized Carried Interest as defined above.
  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use DE and FFO to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find these measures of value to them.

We also make reference to Net Operating Income (“NOI”), which refers to the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE and FFO, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

End Notes
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings Before Realizations and Distributable Earnings on page 5 and Non-IFRS and Performance Measures section on page 8.
  Distributable earnings before realizations, including per share amounts, for the three months ended June 30, 2022 and the twelve months ended June 30, 2023 and 2022 were adjusted for the special distribution of 25% of our asset management business on December 9, 2022.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements referring the impact of current market or economic conditions on our operating businesses, the future state of the economy or the securities market and expected future deployment of capital and dispositions as well as statements regarding future earnings.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Corporation or Brookfield Asset Management Ltd. to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business including as a result of COVID-19 and related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including real estate, renewable power and transition, infrastructure, private equity, and credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that Brookfield Corporation will achieve the target returns or growth objectives or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield Corporation believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield Corporation makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.